

Mail Stop 4561

October 19, 2017

Brian Carolan
Vice President, Chief Financial Officer
Commvault Systems, Inc.
1 Commvault Way
Tinton Falls, NJ 07724

> **Re: Commvault Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2017**
> **Filed May 5, 2017**
> **Form 10-Q for the Quarter Ended June 30, 2017**
> **Filed July 26, 2017**
> **File No. 001-33026**

Dear Mr. Carolan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Notes to Consolidated Financial Statements (unaudited)

Note 2. Summary of Significant Accounting Polices

Deferred Commissions Costs, page 8

1.   It appears that a portion of your sales commissions is expensed upon delivery of the software license and a portion related to services is deferred. If so, please revise to clarify how your amortization expense reflects the transfer of the license and services to your customer. Refer to ASC 340-40-35-1 and 340-40-50-2(b).

2.   Please tell us, and revise to clarify if appropriate, whether additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. Please also disclose how commissions paid for renewals are considered in your five year period of benefit for the initial commission. Finally, please disclose the period of time over which you amortize commission costs related to contract renewals Refer to ASC 340-40-35-1 and 340-40-50-2(b).

Note 3. Revenue, page 9

3.   For sales made through your indirect distribution channels, please clarify whether the performance obligation of providing software licenses is satisfied upon shipment or when the software is made available for download, to your indirect distribution partners or to the end user. Tell us how you considered the guidance in ASC 606-10-25-30 and ASC 606-10-55-58C in determining the point in time at which you recognize revenue and disclose any significant judgements made in evaluating when control is transferred. Refer to ASC 606-10-50-19.

4.   Please tell us why the standalone selling price of software is typically estimated using the residual approach and how you met one of the criteria in ASC 606-10-32-34(c). To the extent you have determined the selling price for your software is highly variable; please provide a comprehensive, quantitative discussion of such variability to support your conclusions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant] at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services